BVO 1, LLC
(the "Company")
a Tennessee Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through May 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: BVO 1, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception date through May 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 5, 2024

BVO 1, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through May 31, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	-
Other Current Assets	-
Total Current Assets	-
Non-Current Assets:	
Other Non-Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Other Current Liabilities	-
Total Current Liabilities	-
Non-Current Liabilities:	
Other Non-Current Liabilities	-
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Members' Equity	-
Accumulated Deficit	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

BVO 1, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of inception through May 31, 2024
Revenues	
Revenue	-
COGS	-
Gross Profit (Loss)	-
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Total Loss from Operations	-
Other Expenses	
Other Income	-
Other Expense	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	-
Depreciation Expense	-
Net Income (Loss)	-

BVO 1, LLC STATEMENT OF MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount		
Beginning balance at 4/29/24	-	-	-	-
Contribution	-	-	-	-
Distribution	-	-	-	-
Net income (loss)	-	-		-
Ending balance at 5/31/24	-	-	-	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

BVO 1, LLC ("the Company") was formed in Tennessee on April 29th, 2024. The Company plans to earn revenue as a location-based entertainment attraction. The first planned attraction is an immersive adventure playground called Baron Von Opperbean and the River of Time. The attraction is set to open in the soon to be reactivated Mississippi River Museum in Mud Island Park, in Memphis, TN. The theme will be a sci-fi time travel adventure. The Company's headquarters is in Memphis, TN. The Company's customers will be both local and global, drawing from the Memphis tourism economy.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of inception date.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of May 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling general admissions and memberships to patrons. The Company's payments will generally be collected at the time of admission or reservation. The Company's primary performance obligation will be to provide a location-based attraction which offers high entertainment value for its visitors.

Additionally, the Company will generate revenues by:
1. selling food and beverages
2. selling merchandise and apparel
3. digital purchases of the customers experience
4. host special events
5. event space rental

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has signed a management operating agreement with Memphis River Parks Partnership to manage the Mississippi River Museum at Mud Island Park, Memphis, TN.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception to current date.

NOTE 6 – EQUITY
The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of May 31, 2024 is below.

Holder (Security)	Ownership
Christopher Reyes	86%
Reuben Brunson	10%
Marvin Stockwell	4%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.